UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 1-15973

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Full Title of Plan)
NORTHWEST NATURAL GAS COMPANY
220 N. W. Second Avenue
Portland, Oregon 97209
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Northwest Natural Gas Company
Retirement K Savings Plan

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Northwest Natural Gas Company Retirement K Savings Plan
We have audited the accompanying statement of net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northwest Natural Gas Company Retirement K Savings Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Portland, Oregon
June 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Northwest Natural Gas Company Retirement K Savings Plan:

In our opinion, the statement of net assets available for benefits as of December 31, 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011 present fairly, in all material respects, the net assets available for benefits of Northwest Natural Gas Company retirement K Savings Plan at December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon
June 28, 2012

Northwest Natural Gas Company
Retirement K Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011

ASSETS

Cash	$ -	$117,119
Investments, at fair value	150,838,762	138,110,478

Total investments	150,838,762	138,227,597

Receivables
Notes receivable from participants	2,796,189	2,736,550
Participant contributions	115,194	98,639
Employer contributions	40,662	29,611

Total receivables	2,952,045	2,864,800

Total assets	$153,790,807	$141,092,397

LIABILITIES

Other liabilities	$ -	$113,000

Net assets available for benefits	$153,790,807	$140,979,397

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2012	2011

Additions
Investment income:
Interest and dividends	$2,164,851	$4,234,059
Net appreciation (depreciation) in fair value of investments	10,716,094	(3,556,522)

Net investment income	12,880,945	677,537

Contributions:
Participant elective and rollover	7,637,696	6,943,061
Employer	2,990,070	2,502,360

Total contributions	10,627,766	9,445,421

Interest income on notes receivable from participants	110,035	121,427
Other income	126,967	176,776

Total additions	23,745,713	10,421,161

Deductions
Withdrawals and benefit payments	(10,784,645)	(7,593,362)
Administrative fees and expenses	(149,658)	(137,589)

Total deductions	(10,934,303)	(7,730,951)

Net increase in net assets available for benefits	12,811,410	2,690,210

Net assets available for benefits
Beginning of year	140,979,397	138,289,187

End of year	$153,790,807	$140,979,397

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) provides only general information. Employees and Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company and eligible employees of certain participating affiliates (currently NW Natural Gas Storage, LLC and Gill Ranch Storage, LLC) (the “Company”). The eligibility rules and entry dates vary primarily based on the following factors: type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term). At December 31, 2012, 1,255 participants had account balances in the Plan, of which 1,115 were active. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company is the plan sponsor of the Plan; the Plan Administrative Committee is the Plan Administrator. T. Rowe Price is the Plan’s non-fiduciary, directed trustee and performs the recordkeeping duties of the Plan. During the year ended December 31, 2012, the Plan changed the investment options offered to participants; however, the Plan continues to offer a variety of investment options to participants. See Note 3 and Note 4 for discussion of investments.

Contributions
Under the Plan, participants may elect to make Pre-Tax Contributions, subject to Internal Revenue Code (“Code”) limitations, of up to 50% of eligible pay to the Plan through salary deferral. Non-Bargaining Unit employees of the Company receive a Matching Contribution of 60% of the first 6% contributed by each employee, with a maximum match of 3.6% of eligible pay. Bargaining Unit employees of the Company receive a Matching Contribution pursuant to the terms of the applicable collective bargaining agreements (currently 50% of the first 4% contributed by each employee, with a maximum match of 2% of eligible pay). Non-Bargaining Unit employees of a participating affiliate may receive a Matching Contribution, if the affiliate elects to make such a contribution. Each year the Company may make a Supplementary Contribution, the amount of which will be set by the Company's Board of Directors. As of December 31, 2012 and 2011, the Company's Board of Directors did not declare any Supplementary Contributions.

Non-Contributory Employer Contributions
In addition to the contributions described above, the Company will make Non-Contributory Employer Contributions on behalf of its eligible employees who are not eligible to participate in a pension plan sponsored by the Company. All eligible Non-Bargaining Unit employees of the Company hired after December 31, 2006, and all eligible Bargaining Unit employees of the Company hired after December 31, 2009, will receive a Non-Contributory Employer Contribution of 5% and 4%, respectively, of eligible annual pay (or another amount fixed annually) for each year a participant is an active employee of the Company. These Non-Contributory Employer Contributions are invested in the same funds that have been selected by the participant for Pre-Tax Contributions and Matching Contributions. If a participant has not made an investment election, the contribution will be invested in the retirement date based investment fund that has a projected year of retirement that includes the year the participant turns age 65. In 2012 and 2011, Non-Contributory Employer Contributions totaled $751,872 and $531,563, respectively.

Participant Accounts
Where applicable, each participant's account is credited with Pre-Tax Contributions, Matching

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Contributions, Supplementary Contributions, Rollover Contributions, and Non-Contributory Employer Contributions adjusted for net earnings or losses. Pre-Tax Contributions are based on the participant's deferral election. Matching Contributions, Supplementary Contributions, and Non-Contributory Employer Contributions are credited to the participant's account according to the formula defined in the Plan document. Rollover Contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA. Plan earnings or losses are allocated based on account balances in the investment options in which the Participant's account balance is invested.
Investment Options
With respect to the contributions made to a participant's Plan account, the participant may direct the investment of the contributions in any of the 20 investment options offered by the Plan. (The investment options include, among other things, an ability to invest in Company Stock, as well as two funds managed by T. Rowe Price Investments). Initially, for Non-Bargaining Unit employees, a portion of the Matching Contributions made on a participant's behalf will be invested in Company Stock, with the participant able to redirect the amounts into another investment option. Bargaining unit employees receive cash for their Matching Contributions. Supplementary Contributions may also be invested in Company Stock initially (again, with the participants able to redirect the investment). For other types of contributions, if a participant does not make an affirmative investment election, contributions will be defaulted into the age-appropriate retirement-date fund. Participants can elect to change default investments at any time.
Vesting
Pre-Tax Contributions, Matching Contributions, Supplementary Contributions, and Rollover Contributions credited to participant accounts (as adjusted for earnings or losses) are fully vested and nonforfeitable at all times. Non-Contributory Employer Contributions are subject to a three year cliff vesting schedule with 100% vesting after three years of service.
Notes Receivable from Participants
A participant may borrow from their Plan account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account, not including Non-Contributory Employer Contributions. Participant loans are repaid through payroll deductions and a participant's remaining account balance is used as collateral for the loans. The loans bear interest at a rate commensurate with local prevailing rates. The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan's inception.
Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of their vested account as a single lump-sum distribution or as two partial lump sum distributions. Under the hardship withdrawal provisions of the Plan, a participant may withdraw Pre-Tax Contributions while still employed by the Company. A participant may also take in-service withdrawals of Pre-Tax Contributions and Matching Contributions upon the attainment of age 59-1/2 and of vested Non-Contributory Employer Contributions upon attainment of age 65. At age 70-1/2, a participant may take in-service withdrawals of all vested Plan accounts. In-service withdrawals of Rollover Contributions may be taken at any time.
Administrative Fees and Expenses
Certain expenses of administering and servicing the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel are provided by the Company without charge to the Plan; however, each participant is charged a flat fee of $80 per year to help with the costs of both audit and recordkeeping/trustee fees. Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year, and are classified as administrative fees and expenses.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

In 2012, T. Rowe Price credited the Plan with an administrative budget of $27,986. The Company pays legal fees, and administrative fees in excess of the provided administrative budget. Audit fees paid during 2012 were $56,000. Audit fees were partially paid for with the administrative budget.
Plan Amendments
Effective October 1, 2012, the Plan was amended to prohibit Appliance Center employees from receiving allocations of Non-Contributory Employer Contributions.
Effective January 1, 2012, the Plan was amended to allow automatic enrollment (at a 4% deferral rate), as well as automatic increase (participants electing between 1-3% as of June 1 of each year will have their contribution deferral rate increased by 1% each year at that time until a 4% contribution deferral rate is attained). In addition, the Plan was amended to clarify the handling of excess deferrals and catch-up contributions. (Amendment 2011-4)
Forfeitures
As of December 31, 2012 and 2011, the remaining forfeiture account balance was $0 and $6,214, respectively. Forfeitures are used to offset the employer contributions. Forfeitures of $24,885 and $8,043 for the years ended December 31, 2012 and 2011 were used to offset employer contributions, respectively.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

2. SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 Fair Value Measurements and Disclosures (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. See Note 4 for the applicable disclosures.
Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Investment Transactions and Net Investment Income Recognition
Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The cost of securities sold is determined by the average cost method.
The net appreciation (depreciation) in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Subsequent Events
See Note 9 for disclosure of subsequent events that occurred after December 31, 2012 but prior to issuance of this report.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

3. INVESTMENTS

Investments at fair value representing 5% or more of the Plan’s net assets at December 31, 2012 and 2011 are as follows:

Description	2012	2011

BlackRock LifePath IDX 2020 NL W 2,674,315 and 0 shares, respectively	$ 29,952,332	$ -
BlackRock LifePath IDX 2025 NL W 1,984,113 and 0 shares, respectively	22,222,067	-
Northwest Natural Gas Company 447,462 and 435,062 shares, respectively	19,777,811	20,852,528
BlackRock LifePath IDX 2030 NL W 1,044,314 and 0 shares, respectively	11,696,319	-
BlackRock LifePath IDX 2015 NL W 1,009,905 and 0 shares, respectively	11,310,937	-
T. Rowe Price Summit Cash Reserves 10,684,003 and 11,671,694 shares, respectively	10,684,003	11,671,694
BlackRock LifePath IDX 2035 NL W 785,171 and 0 shares, respectively	8,786,069	-
T. Rowe Price Blue Chip Growth Fund 0 and 488,582 shares, respectively	-	18,883,691
T. Rowe Price Mid-Cap Growth Fund 0 and 339,005 shares, respectively	-	17,875,750
T. Rowe Price Balanced Fund 0 and 765,012 shares, respectively	-	14,489,306
T. Rowe Price Retirement 2020 Fund 0 and 447,394 shares, respectively	-	7,118,044

During 2012 and 2011 the Plan’s investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2012	2011

Mutual funds	$2,944,541	$(4,218,538)
Common trust	9,353,611	-
Northwest Natural Gas Company common stock	(1,582,058)	662,016

Net appreciation (depreciation) in fair value of investments	$10,716,094	$(3,556,522)

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

4. FAIR VALUE MEASUREMENTS
In accordance with fair value accounting, the following fair value hierarchy is used for determining inputs for the Plan assets:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets;
Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3
Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in valuing the asset.

When developing fair value measurements, it is policy to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011. There have been no transfers between fair value levels in 2012.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Money market fund: The money market fund is not traded in an exchange or active market, however, the fair value is determined based on the net asset value per unit as determined by the fund’s audited financial statements. There is no restriction in place with respect to daily redemptions of funds.
Common trust funds: Valued at the net asset value per unit as determined by the fund’s audited financial statements. The net asset value is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

4. FAIR VALUE MEASUREMENTS, Continued

The following table sets forth the fair value by level, within the fair value hierarchy, the Plan’s assets as of December 31,:

2012
Asset	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced	$7,360,425	$—	$—	$7,360,425
Growth	6,211,787	—	—	6,211,787
International	7,577,529	—	—	7,577,529
Common trust	—	99,227,207	—	99,227,207
Money market	—	10,684,003	—	10,684,003
NW Natural Company stock	19,777,811	—	—	19,777,811
Total investments at fair value	$40,927,552	$109,911,210	$—	$150,838,762

2011
Asset	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced	$14,489,306	$—	$—	$14,489,306
Growth	45,032,798	—	—	45,032,798
Income	13,119,240	—	—	13,119,240
Index	2,882,269	—	—	2,882,269
International	5,799,481	—	—	5,799,481
Target date	24,263,162	—	—	24,263,162
Money market	—	11,671,694	—	11,671,694
NW Natural Company stock	20,852,528	—	—	20,852,528
Total investments at fair value	$126,438,784	$11,671,694	$—	$138,110,478

5. TERMINATION PROVISIONS

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable (i.e. the non-contributory employer contribution account). The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests. The Company has no current plans to terminate the Plan.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

6. RELATED-PARTY TRANSACTIONS

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest. Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the trustee, as defined by the Plan. These Plan investments qualify as parties in interest transactions for which a statutory exemption exists. The following are related party investments:

	2012	2011

Northwest Natural Gas Company	$19,777,811	$20,852,528
T. Rowe Price	16,895,790	103,378,959

	$36,673,601	$124,231,487

Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2012 and 2011 totaled 76,548 shares for $3,549,742 and 71,879 shares for $3,270,637, respectively. Sales of Northwest Natural Gas Company stock during the years ended December 31, 2012 and 2011 totaled 64,148 shares for $3,013,367 and 55,493 shares for $2,536,018, respectively.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated October 11, 2011, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8. RISKS AND UNCERTAINTIES

The Plan’s assets are invested in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Northwest Natural Gas Company
Retirement K Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

9. SUBSEQUENT EVENT

The deadline for submitting a request for a new determination letter to the Internal Revenue Service was January 31, 2013.  On January 18, 2013, the Company notified the IRS of its intent to shift the Plan document to a pre-approved volume submitter format, which action extended the deadline for submitting for a new determination letter.  The new deadline has not yet been fixed, and will depend on when the Internal Revenue Service completes its process of reviewing pre-approved volume submitter plans.

SUPPLEMENTAL SCHEDULE

Northwest Natural Gas Company
Retirement K Savings Plan
Form 5500, Schedule H, Line 4i; Schedule of Assets (Held at End of Year)
December 31, 2012

(a) *	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	PIMCO Total Return Admin.	Mutual fund	$7,207,368	$7,360,425
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	5,537,772	6,211,787
	Dodge & Cox International Stock Fund	Mutual fund	3,712,276	3,858,144
	Artisan International Fund	Mutual fund	3,348,161	3,719,385
	BlackRock LifePath IDX 2020 NL W	Common trust	27,362,884	29,952,332
	BlackRock LifePath IDX 2025 NL W	Common trust	20,134,170	22,222,067
	BlackRock LifePath IDX 2030 NL W	Common trust	10,522,768	11,696,319
	BlackRock LifePath IDX 2015 NL W	Common trust	10,468,682	11,310,937
	BlackRock LifePath IDX 2035 NL W	Common trust	7,862,937	8,786,069
	BlackRock Equity Index T	Common trust	4,044,330	4,514,661
	BlackRock LifePath IDX RET NL W	Common trust	3,663,918	3,942,970
	BlackRock LifePath IDX 2040 NL W	Common trust	2,587,966	2,888,526
	BlackRock LifePath IDX 2045 NL W	Common trust	1,777,139	1,974,750
	BlackRock EXT Equity MKT K	Common trust	814,787	877,990
	BlackRock LifePath IDX 2050 NL W	Common trust	432,757	471,762
	BlackRock US Debt Index NL W	Common trust	305,836	311,571
	BlackRock LifePath IDX 2055 NL W	Common trust	160,383	173,212
	BlackRock MSCI ACWI EXUS IX NL W	Common trust	96,117	104,041
*	T. Rowe Price Summit Cash Reserves	Money market fund	10,684,003	10,684,003
*	Northwest Natural Gas Company	Common stock	16,515,668	19,777,811

	Total investments			150,838,762

	Participant loans	4.25% to 9.25%, maturing 11/30/2012 to 1/19/2018		2,796,189

				$153,634,951

*Represents identification of known party-in-interest in the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

Date: June 27, 2013        /s/ Lea Anne Doolittle
Lea Anne Doolittle
Retirement K Savings Plan
Administrative Committee

EXHIBIT INDEX
to
Annual Report on Form 11-K
For Year Ended
December 31, 2012

Document	Exhibit Number
Consent of Independent Registered Public Accounting Firm	23
Consent of Independent Registered Public Accounting Firm	23.1